Exhibit 99.16

Disclosure of Transactions in Own Shares

Paris, May 30, 2022 – In accordance with the authorizations given by the ordinary shareholders’ general meetings on May 28, 2021 and May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 23 to May 27, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
23.05.2022	771,816	52.7783	40,735,158.78	XPAR
23.05.2022	50,000	52.6466	2,632,327.85	CEUX
23.05.2022	25,000	52.6440	1,316,100.23	TQEX
23.05.2022	25,000	52.6553	1,316,381.25	AQEU
24.05.2022	615,704	52.5491	32,354,660.28	XPAR
24.05.2022	130,000	52.4803	6,822,442.64	CEUX
24.05.2022	65,000	52.4841	3,411,468.52	TQEX
24.05.2022	65,000	52.4829	3,411,388.37	AQEU
25.05.2022	734,725	53.9279	39,622,150.61	XPAR
25.05.2022	50,000	53.7687	2,688,432.95	CEUX
25.05.2022	25,000	53.7741	1,344,352.45	TQEX
25.05.2022	25,000	53.8013	1,345,032.23	AQEU
26.05.2022	721,921	54.7556	39,529,229.06	XPAR
26.05.2022	50,000	54.6999	2,734,996.35	CEUX
26.05.2022	25,000	54.7066	1,367,665.35	TQEX
26.05.2022	25,000	54.7235	1,368,087.70	AQEU
27.05.2022	551,589	54.8271	30,242,017.54	XPAR
27.05.2022	136,000	54.6607	7,433,860.78	CEUX
27.05.2022	67,000	54.6586	3,662,123.12	TQEX
27.05.2022	67,000	54.6564	3,661,978.33	AQEU
Total	4,225,755	53.7182	226,999,854.37

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

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Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com